LEVEL FOUR FINANCIAL, LLC
FINANCIAL STATEMENT
December 31, 2022

With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LEVEL FOUR FINANCIAL, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12400 COIT ROAD, SUITE 700

(No. and Street)

DALLAS	TX	75251
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs PC

(Name – if individual, state last, first, and middle name)

3535 Roswell Road - Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Whitehead _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Level Four Financial, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
President _____


Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LEVEL FOUR FINANCIAL, LLC
Financial Statement for the Year Ended December 31, 2022
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

      Statement of Financial Condition

      Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Level Four Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Level Four Financial, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Level Four Financial, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Level Four Financial, LLC's management. Our responsibility is to express an opinion on Level Four Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Level Four Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2023

LEVEL FOUR FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash and cash equivalents	$	3,284,144
Commissions receivable		213,541
Receivables from reps		191,944
Receivable negotiated ticket charges		139,531
Receivable from affiliate		231,343
Accounts receivables		11,469
Right of use asset - rent lease		96,103
Property and equipment, at cost, less accumulated depreciation and amortization of 93,523		8,302
Prepaid expenses and other assets		290,574
Total assets	$	4,466,951

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	163,256
Commissions payable		1,198,472
Due to affiliate		163,712
Lease liability		98,563
Total liabilities		1,624,003
Members' equity		2,842,948
Total liabilities and members' equity	$	4,466,951

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Level Four Financial, LLC (the "Company"), a Texas limited liability company organized in February 2021, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Dallas, Texas. The members of Harbor Financial Services, LLC sold 24% of their interest in the Company in 2020. The remaining sale of 76% was approved by FINRA on February 18, 2021.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the Parent and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

The Company is evaluating new accounting standards and will implement as required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modify retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption od ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2022 or net income for the preceding year-end. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transaction)
b. Mutual fund and 12b-1 fees

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual Funds or pooled investment vehicles (collectively,"funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2022 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible. The receivable from representatives was $173,224 at December 31, 2021.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible. The receivable at December 31, 2021 was $147,387.

Receivable Negotiated Ticket Charge: Represents amounts due from the clearing broker for reimbursement for ticket charges. The receivable at December 31, 2021 was $115,159. The amount is paid to the Company quarterly. The receivable is based on a 6 month average.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible. Accounts receivable at December 31, 2021 was $11,993.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has evaluated all events or transactions that occurred after December 31, 2022 through March 31, 2023 the date of these financial statements, which is the date that the financial statements were available to be issued.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,753,979, which was $1,652,119 more than its required net capital of $101,860 and the ratio of aggregate indebtedness to net capital was .87 to 1.0.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2022		
Furniture and office equipment	$	97,575
Software development		4,250
Accumulated depreciation		(93,523)
Property and equipment, net	$	8,302

Depreciation expense for the year ended December 31, 2022 was $3,639

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year.

2023	$	96,286
2024		16,079
2025		-
2026		-
	$	112,365

Rent expense for 2022 totaled $139,789 and is included in the occupancy expense line item on the Statement of Operations.

Rental income is from rent charged to the Company's registered representatives. It is included in other income on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

NOTE F - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, The Company adopted ASU 2016-02 Leases – (Topic 842). ASU 2016 02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31,2022:

The average discount rate is 3% and the weighted average remaining lease term for operating leases is 2 years and 2 months.

Undiscounted lease obligations from Note E:	112,365
Discount	(16,262)
Operating Right of Use Asset	96,103

NOTE G - DEFERRED REVENUE

The Company was paid $1,400,000 by their clearing firm and new owner to assist the new ownership with transition services and continued use of the clearing firm for 84 months from the date of receipt of the $1,400,000. The agreement was re-negotiated and the $1,400,000 was repaid to its clearing firm in August 2022.

NOTE H - RELATED PARTY TRANSACTIONS

The Company utilizes the Parent's payroll system as part of an expense sharing agreement effective March 1, 2021 with the Parent to share certain management, compliance, administrative staff, office space, office supplies, utilities, computers and other facilities fees. In 2022 the total allocated expenses under the expense sharing agreement were $1,309,759 of which $110,995 was payable as of December 31, 2022. The Company paid direct expenses in 2022 on behalf of the Parent totaling $41,479, all of which was receivable as of December 31, 2022. The Company also paid representatives $114,772 on behalf of the Parent which is receivable as of December 31, 2022. The Parent also processed commissions to the Company's representatives during 2022 which totaled $5,455,086, commissions of $1,175,733 are payable to the Parent as of December 31, 2022 and are included in commissions payable on the accompanying financial statements.

In 2022, management transferred the Company's investment advisory business and advisory fees totaling $1,829,987 to its RIA affiliate, Level Four Advisory Services, LLC. The affiliate transferred $249,407 back to the Company to reimburse uncollected representative fees and costs, and paid direct expenses on behalf of the Company totaling $16,405. The net amount receivable from the affiliate was $22,375 as of December 31, 2022.

At December 31, 2022, a net amount of $1,108,102 is payable to affiliated entities and included on the accompanying financial statements.